Buenos Aires, August 1, 2025

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Credit rating of the company

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) to report an improvement in our Stand-Alone Credit Profile rating from b+ to bb-, in accordance with the report published by S&P Global Ratings.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations